United States Antimony Corporation

P.O. Box 643

Thompson Falls, MT 59873

April 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	United States Antimony Corporation Registration Statement on Form S-3 (File No. 333-284057)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 and on behalf of United States Antimony Corporation (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-284057) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 27, 2024, as amended by Pre-Effective Amendment No. 1 to Form S-3 filed on April 18, 2025 and Pre-Effective Amendment No. 2 to Form S-3 filed on April 22, 2025 (collectively, the “Registration Statement”), be declared effective on April 24, 2025, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, UNITED STATES ANTIMONY CORPORATION

By:	/s/ Richard R. Isaak
Richard R. Isaak Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer

 cc:  Dean Colucci, Duane Morris LLP